Exhibit 99.1

Dangdang Announces Second Quarter 2011 Results

Net Revenues in Q2 2011 Increased by 53.3% Year-Over-Year

General Merchandise Revenue in Q2 2011 Increased by 151.9% Year-Over-Year

Beijing, China, Aug 16, 2011 – E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter Highlights

•	Total net revenues in the second quarter of 2011 were RMB790.8 million ($122.3 million), a 53.3% increase from the corresponding period in 2010.

•

General merchandise revenue in the second quarter of 2011 was RMB191.5 million ($29.6 million), a 151.9% increase from the corresponding period in 2010, representing 24.2% of total net revenues, compared to 14.7% in the corresponding period in 2010.

•

Total operating expense in the second quarter of 2011 was RMB164.9 million ($25.5 million), a 38.1% increase from the corresponding period in 2010, representing 20.9% of total net revenues, compared to 23.2% in the corresponding period in 2010.

Recent Developments

Dangdang started the operation of the Shenyang fulfillment center and expanded the new facility in Guangzhou fulfillment center in the second quarter of 2011, bringing its total warehouse space to 210,000 square meters. In order to improve customer experience, Dangdang will open at least two additional fulfillment centers in China in the second half of 2011.

Dangdang signed agreements with the local government and industrial park to purchase land space in Tianjin, where the Company plans to build its largest fulfillment center in China.

Dangdang launched its mobile application for iPhone™ in the second quarter of 2011. Together with the previously launched application for Android™ mobile, these mobile applications bring Dangdang thousands of orders on a daily basis.

“The second quarter laid the groundwork for a new strategic approach to further scale the business through competitive pricing, fulfillment capacity expansion, product category expansion, product assortment, marketing and branding. Our newly established business units enable us to widen our business scope and more effectively in China’s e-commerce industry. With our strong balance sheet we have the resources and long-term commitment to further strengthening Dangdang’s leading brand in China’s B2C e-commerce market,” said Ms. Peggy Yu Yu, Dangdang’s Executive Chairwoman.

“During the second quarter we again made good progress in improving our customers’ shopping experience. We believe the strategic roll-out of our new fulfillment centers will suit our rapid business growth and meet customers’ needs. Since Dangdang launched its “Lightning Plan” in April 2011 to provide same-day-delivery service to our customers in 7 cities, we have doubled the number of cities to 14 by the end of the second quarter. We will continue to enhance our delivery speed in 50 major cities for the rest of the year,” commented Mr. Guoqing Li, Dangdang’s Chief Executive Officer. “We have added new product categories in apparel and electronics to attract additional online shoppers beside our current customer demographics and to make Dangdang a one-stop destination for B2C e-commerce.”

Conor Yang, Dangdang’s Chief Financial Officer, commented, “We believe the margin compression will be inevitable at the current stage as we expand our market presence beyond the media category and invest in the long-term growth opportunity of the overall B2C e-commerce market in China.”

Second Quarter 2011 Results

Dangdang’s total net revenues in the second quarter of 2011 were RMB790.8 million ($122.3 million), a 53.3% increase from the corresponding period in 2010.

Media product revenue for the second quarter of 2011 was RMB584.2 million ($90.4 million), representing a 34.1% increase from the corresponding period in 2010. General merchandise revenue for the second quarter of 2011 was RMB191.5 million ($29.6 million), representing a151.9% increase from the corresponding period in 2010. Other revenue including revenue from third-party merchants for the second quarter of 2011 was RMB15.1 million ($2.3 million), representing a 288.9% increase from the corresponding period in 2010.

Dangdang had approximately 4.6 million active customers in the second quarter of 2011, representing a 38.6% increase from the corresponding period in 2010. Total orders for the second quarter of 2011 were approximately 9.2 million, a 33.1% increase from the corresponding period in 2010.

Cost of revenues was RMB678.1 million ($104.9 million), representing 85.7% of total net revenues, as compared to 80.2% in the corresponding period in 2010. General merchandise revenue for the second quarter of 2011 was RMB191.5 million ($29.6 million), representing 24.2% of total net revenues, as compared to 14.7% in the corresponding period in 2010. Gross margin of general merchandise currently is lower than the gross margin of media products. Gross margin in the second quarter of 2011 was 14.3%, as compared to 19.8% in the corresponding period in 2010. The decrease was primarily due to competitive pricing, changes in product revenues mix with a higher percentage of general merchandise and promotional measures, such as free coupons which were deducted from revenues directly.

Fulfillment expenses which include warehousing and shipping expenses were RMB105.4 million ($16.3 million), representing 13.3% of total net revenues, compared to 13.1% in the corresponding period in 2010. The increase was primarily due to the opening of the new warehouses in Shenyang and Guangzhou, as well as investments in improving customers’ shopping experience through faster delivery services.

Marketing expenses were RMB18.0 million ($2.8 million), representing 2.3% of total net revenues, compared to 3.9% in the corresponding period in 2010. The decrease was primarily due to different marketing tactics in the two corresponding periods.

Technology and content expenses were RMB20.8 million ($3.2 million), representing 2.6% of total net revenues, compared to 2.8% in the corresponding period in 2010.

General and administrative expenses were RMB20.7 million ($3.2 million), representing 2.6% of total net revenues, compared to 3.3% in the corresponding period in 2010.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.6 million ($0.4 million) in the second quarter of 2011, a 37.8% increase from RMB1.9 million in the corresponding period in 2010.

Dangdang recorded an operating loss of RMB52.2 million ($8.1 million) in the second quarter of 2011, as compared with an operating loss of RMB17.1 million in the corresponding period in 2010, primarily due to the decrease in gross margin.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB49.6 million ($7.7 million), a 226.6% increase from the corresponding period in 2010, primarily due to the decrease in gross margin.

Net loss was RMB28.4 million ($4.4 million), representing a 60.0% increase from the corresponding period in 2010, primarily due to the decrease in gross margin.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB25.8 million ($4.0 million), a 62.6 % increase from the corresponding period in 2010, primarily due to the decrease in gross margin.

As of June 30, 2011, Dangdang had cash and cash equivalents, short-term time deposits and held-to-maturity investments of RMB1,644.3 million ($254.4 million), as compared to RMB1,691.9 million as of December 31, 2010.

Capital expenditures for the second quarter of 2011 were RMB9.8 million ($1.5 million).

Adjusted EBITDA loss (non-GAAP) in the second quarter of 2011 was RMB43.5 million ($6.7 million), representing a 320.4% increase from the corresponding period in 2010, primarily due to the decrease in gross margin.

Outlook for Third Quarter 2011

Dangdang expects its total net revenues in the third quarter of 2011 to be in the range of RMB916 million to RMB928 million, representing year-over-year growth in the range of 51% to 53%. This forecast reflects Dangdang’s current and preliminary view, which is subject to change.

Conference Call Information

Dangdang’s management will host an earnings conference call at 8:00 AM on August 16, 2011 U.S. Eastern Time (or 8:00 PM on August 16, 2011 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-857-350-1672
UK:	+44-207-365-8426
Hong Kong:	+852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Dangdang earnings call.”

A replay of the conference call may be accessed by phone at the following number until August 25, 2011:

International:	+1-617-801-6888
Passcode:	15736841

Additionally, a live and archived webcast of this conference call will be available at http://ir.dangdang.com/ until March 31, 2012.

About Dangdang

E-Commerce China Dangdang Inc. (“Dangdang” or the “Company”) (NYSE: DANG) is a leading business-to-consumer e-commerce company in China. On its website dangdang.com, the Company offers more than 670,000 books and other media products as well as selected general merchandise products including beauty and personal care products, home and life style products, baby, children and maternity products, apparel, digital and electronics products. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang’s nationwide fulfillment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for the third quarter 2011 and quotations from management in this announcement, as well as Dangdang’s strategic and operational plans, contain forward-looking statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain new customers and to increase revenues generated from repeat customers; our expectations regarding demand for and market acceptance of our products and services; trends and competition in China’s business-to-consumer e-commerce market; changes in our revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to our industry and general economic conditions in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), we use the following measures as the non-GAAP financial measures defined by the SEC: non-GAAP operating loss, non-GAAP operating margin, non-GAAP net loss and adjusted EBITDA (collectively referred to as the “Non-GAAP Financial Measures” thereafter). We define non-GAAP operating loss, non-GAAP operating margin and non-GAAP net loss as operating loss, operating margin, operating loss and net loss excluding the impact of share-based compensation expenses respectively; we define adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based compensation expenses. We review the Non-GAAP Financial Measures together with net loss or income to obtain a better understanding of our operating performance. We believe that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company’s performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact our net income for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to net income prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For investor and media inquiries, please contact:

Maria Xin

IR Director

E-commerce China Dangdang Inc.

+86 (10) 8419-1896

xinyi@dangdang.com

Caroline Straathof

IR Inside

+31-6-54624301

info@irinside.com

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of December 31, 2010	As of June 30, 2011
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	1,691,906	141,942	21,961
Short-term time deposits	—	1,302,382	201,498
Held-to-maturity investments	—	200,000	30,943
Inventories	896,273	1,050,976	162,602
Accounts receivable, net	17,802	42,089	6,512
Prepaid expenses and other current assets (including expenses prepaid to related parties amounting RMB9,625 and RMB9,625(US$1,489) as of December 31, 2010 and June 30, 2011, respectively)	100,639	122,364	18,930
Deferred tax assets	22,095	21,516	3,329
Amounts due from related parties	3,014	3,013	466

Total current assets	2,731,729	2,884,282	446,241

Fixed assets, net	55,934	54,953	8,502
Deferred tax assets	1,903	5,442	842
Prepaid expenses and deposits (including expenses prepaid to related parties amounting RMB9,625 and RMB4,813(US$745) as of December 31, 2010 and June 30, 2011, respectively)	11,891	15,505	2,399

Total assets	2,801,457	2,960,182	457,984

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	865,953	1,267,745	196,139
Deferred revenue	80,077	110,227	17,054
Accrued expenses and other current liabilities	170,349	184,544	28,552
Amounts due to selling shareholders	255,568	—	—
Amounts due to related parties	15,253	13,372	2,069

Total current liabilities	1,387,200	1,575,888	243,814

Total liabilities	1,387,200	1,575,888	243,814

Shareholders’ equity:

Class A common shares (par value of US$0.0001 per share, 686,505,790 shares authorized, 104,533,340 and 177,367,575 shares issued and outstanding as at December 31, 2010 and June 30, 2011, respectively)	71	127	20

Class B common shares (par value of US$0.0001 per share, 313,494,210 shares authorized, 286,520,870 and 218,368,165 shares issued and outstanding as at December 31, 2010 and June 30, 2011, respectively)	223	170	26

Additional paid-in capital	1,787,665	1,813,266	280,539
Accumulated other comprehensive loss	(22,138)	(52,390)	(8,106)
Accumulated deficit	(351,564)	(376,879)	(58,309)

Total shareholders’ equity	1,414,257	1,384,294	214,170

Total liabilities and shareholders’ equity	2,801,457	2,960,182	457,984

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share related data)

	Three Months Ended			Six Months Ended
	June 30, 2010	June 30, 2011	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	511,806	775,704	120,013	957,408	1,453,787	224,922
Media	435,794	584,241	90,391	818,690	1,098,280	169,920
General merchandise	76,012	191,463	29,622	138,718	355,507	55,002
Other revenue	3,876	15,075	2,332	6,646	24,572	3,802

Total net revenues	515,682	790,779	122,345	964,054	1,478,359	228,724
Cost of revenues	(413,344)	(678,084)	(104,910)	(771,302)	(1,231,664)	(190,557)

Gross profit	102,338	112,695	17,435	192,752	246,695	38,167

Operating expenses:
Fulfillment	(67,793)	(105,428)	(16,311)	(122,477)	(190,388)	(29,456)
Marketing	(20,303)	(17,975)	(2,781)	(31,592)	(41,214)	(6,376)
Technology and content	(14,352)	(20,761)	(3,212)	(26,280)	(39,204)	(6,065)
General and administrative	(16,959)	(20,741)	(3,209)	(28,748)	(32,495)	(5,027)
Other income	—	15	2	—	3,145	487

Total operating expenses, net	(119,407)	(164,890)	(25,511)	(209,097)	(300,156)	(46,437)

Loss from operations	(17,069)	(52,195)	(8,076)	(16,345)	(53,461)	(8,270)

Interest income	2,352	6,885	1,065	3,628	10,845	1,678

Other (expenses) income, net	(3,030)	16,895	2,614	(4,017)	16,219	2,509

Loss before income taxes	(17,747)	(28,415)	(4,397)	(16,734)	(26,397)	(4,083)

Income tax benefit	—	25	4	—	1,082	167

Net loss	(17,747)	(28,390)	(4,393)	(16,734)	(25,315)	(3,916)

Deemed dividend on Series C convertible preferred shares	(1,779)	—	—	(1,779)	—	—

Net loss attributable to common shareholders	(19,526)	(28,390)	(4,393)	(18,513)	(25,315)	(3,916)

Net loss per common share
- Basic	(0.11)	(0.07)	(0.01)	(0.11)	(0.06)	(0.01)
- Diluted	(0.11)	(0.07)	(0.01)	(0.11)	(0.06)	(0.01)
Net loss per ADS
- Basic	(0.56)	(0.36)	(0.06)	(0.53)	(0.32)	(0.05)
- Diluted	(0.56)	(0.36)	(0.06)	(0.53)	(0.32)	(0.05)

Net loss allocated to common shareholders used in net loss per share/ADS calculation
- Basic	(19,526)	(28,390)	(4,393)	(18,513)	(25,315)	(3,917)
- Diluted	(19,526)	(28,390)	(4,393)	(18,513)	(25,315)	(3,917)
Shares used in loss per common share computation:
Common shares:
- Basic	175,644,260	—	—	175,644,260	—	—
- Diluted	175,644,260	—	—	175,644,260	—	—
Class A common shares:
- Basic	—	130,725,068	130,725,068	—	117,806,404	117,806,404
- Diluted	—	392,251,878	392,251,878	—	391,761,199	391,761,199
Class B common shares:
- Basic	—	261,526,810	261,526,810	—	273,954,795	273,954,795
- Diluted	—	261,526,810	261,526,810	—	273,954,795	273,954,795
ADS used in net loss per ADS calculation
- Basic	35,128,852	78,450,376	78,450,376	35,128,852	78,352,240	78,352,240
- Diluted	35,128,852	78,450,376	78,450,376	35,128,852	78,352,240	78,352,240

Share-based compensation

(In thousands, except share related data)

	Three Months Ended			Six Months Ended
	June 30, 2010	June 30, 2011	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
* share-based compensation charges included are as follows:
Operating expenses:
Fulfillment *	236	243	38	470	487	75
Marketing*	44	59	9	89	118	18
Technology and content*	180	346	54	360	537	83
General and administrative*	1,419	1,942	300	2,270	3,884	601

Total	1,879	2,590	401	3,189	5,026	777

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.464 to US$1.00, the noon buying rate on June 30, 2011 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Each ADS represents five common shares of the Company.

Non-GAAP operating loss, operating margin and net loss

(In U.S. dollars in thousands, except share related data)
	Three Months Ended			Six Months Ended
	June 30, 2010	June 30, 2011	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Loss from operations	(17,069)	(52,195)	(8,076)	(16,345)	(53,461)	(8,270)
Share-based compensation expenses	1,879	2,590	401	3,189	5,026	777

Non-GAAP operating loss	(15,190)	(49,605)	(7,675)	(13,156)	(48,435)	(7,493)

Operating margin	(-3.3%)	(-6.6%)	(-6.6%)	(-1.7%)	(-3.6%)	(-3.6%)
Impact due to share-based compensation expenses	(0.4%)	(0.3%)	(0.3%)	(0.3%)	(0.3%)	(0.3%)

Non-GAAP operating margin	(-2.9%)	(-6.3%)	(-6.3%)	(-1.4%)	(-3.3%)	(-3.3%)

Net loss	(17,747)	(28,390)	(4,393)	(16,734)	(25,315)	(3,916)
Share-based compensation expenses	1,879	2,590	401	3,189	5,026	777

Non-GAAP net loss	(15,868)	(25,800)	(3,992)	(13,545)	(20,289)	(3,139)

Adjusted EBITDA

(In thousands, except share related data)
	Three Months Ended			Six Months Ended
	June 30, 2010	June 30, 2011	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2011
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Loss from operations	(17,069)	(52,195)	(8,076)	(16,345)	(53,461)	(8,270)

Add back:

Depreciation and amortization	4,853	6,146	951	8,738	12,532	1,939

Share-based compensation	1,879	2,590	401	3,189	5,026	777

Adjusted EBITDA	(10,337)	(43,459)	(6,724)	(4,418)	(35,903)	(5,554)